SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Cenuco, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

15670X104

(CUSIP Number)

Herbert Henryson II, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
250 Park Avenue
New York, NY 10177
(212) 986-1116

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 10, 2005

(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of § § Rule 240.13d-l(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

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1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Hermes Acquisition Company I LLC 91-2192437
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 7,233,369*
	9.	SOLE DISPOSITIVE POWER -0- Shares
	10.	SHARED DISPOSITIVE POWER -0- Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,233,369*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.6%
14.	TYPE OF REPORTING PERSON OO
*Shares subject to Voting Agreement described in Item 6 of this Amendment No. 1.

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This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D dated April 7, 2005 (the “Original Schedule 13D”). Capitalized terms used herein and not otherwise defined have the meanings given such terms in the Original Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

Item 3 of the Original Schedule 13D is hereby amended by deleting such Item 3 in its entirety and replacing Item 3 to read in its entirety as follows:

Pursuant to the terms of the Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) referred to in Item 6 below, each of Steven Bettinger, Edward Berzak, Irving J. Denmark Trust, Warren Gilbert, Gilder Funding Corp., Hay M. Haft, Irvin Joseph, Fredric Mack and Stanley Snyder (collectively, the “Majority Stockholders”) has granted to Hermes, and any individuals designated by Hermes, a proxy with respect to an aggregate of 7,233,369 shares of Common Stock to vote such shares on certain matters. The Majority Stockholders entered into the Voting Agreement in order to induce Hermes to enter into the Merger Agreement referred to in Item 6 below.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended by deleting the second paragraph of such Item 4 in its entirety and replacing such second paragraph to read in its entirety as follows:

If the Merger is consummated pursuant to the Merger Agreement, the issued and outstanding membership interests of Hermes shall be converted into the right to receive shares of a to-be-designated Series A Junior Participating Preferred Stock of the Issuer (the “Preferred Stock”) representing 65% of the voting power of the issued and outstanding shares of Issuer capital stock. In addition, when converted into shares of Common Stock, the number of shares of Common Stock to be issued will represent 65% of the issued and outstanding shares of Common Stock following such issuance. The shares of Preferred Stock shall mandatorily convert into Common Stock upon the authorization of the Issuer’s holders of Common Stock to (a) an amendment to the Issuer’s Amended and Restated Certificate of Incorporation, as amended, increasing the authorized shares of Common Stock to such number as, at a minimum, would permit the conversion of all the shares of Preferred Stock and any other shares of Common Stock that may be issued in connection with the Merger and (b) the issuance of the shares of Common Stock upon conversion of all of the shares of the Preferred Stock (collectively, the “Voting Proposals”). The Merger Agreement provides that the Issuer and Hermes will work together in good faith and use commercially reasonable efforts to (a) list the shares of Common Stock to be issued upon conversion of the Preferred Stock on the American Stock Exchange and (b) maintain the listing of the Common Stock on the American Stock Exchange so long as the Board of Directors of the Issuer shall determine in its good faith business judgment that it is in the best interests of the Issuer and its stockholders to maintain such listing. Upon consummation of the Merger, the Issuer’s current management team will remain as management of a newly created Wireless Data Products and Technology Division and the following persons will join as the principal members of the Issuer’s management team: Joseph A. Falsetti, currently Chief Executive Officer of Lander, will serve as President and Chief Executive Officer of the Issuer and Brian Geiger, currently Chief Financial Officer of Lander, will serve as Chief Financial Officer of the Issuer.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) of the Original Schedule 13D is hereby amended by deleting the first paragraph of such Item 5(a) in its entirety and replacing such paragraph to read in its entirety as follows:

By reason of its execution of the Voting Agreement, Hermes may be deemed to be the beneficial owner of 7,233,369shares of the Common Stock it has the right to vote on certain matters. Such shares represent approximately 52.6% of the Common Stock outstanding (based upon 13,750,556 shares of Common Stock outstanding as of May 4, 2005 as represented by the Issuer in the Schedule 14f-1 Information Statement filed by the Issuer on May 10, 2005). To the best of Hermes knowledge: Steven Bettinger is the beneficial owner of 3,817,767 shares of Common Stock, including 100,000 shares of Common Stock that are subject to options that are currently exercisable, representing 27.6% of the Common Stock outstanding; Edward Berzak is the beneficial owner of 45,000 shares of Common Stock, representing 0.3% of the Common Stock outstanding; the Irving J. Denmark Trust is the beneficial owner of 78,460 shares of Common Stock, representing 0.6% of the Common Stock outstanding; Warren Gilbert is the beneficial owner of 705,611 shares of Common Stock, representing 5.1% of the Common Stock outstanding; Gilder Funding Corp. is the beneficial owner of 517,445 shares of Common Stock, representing 3.8% of the Common Stock outstanding; Jay M. Haft is the beneficial owner of 241,500 shares of Common Stock, representing 1.8% of the Common Stock outstanding; Irvin Joseph is the beneficial owner of 99,960 shares of Common Stock, representing 0.7% of the Common Stock outstanding; Fredric Mack is the beneficial owner of 786,300 shares of Common Stock, representing 5.7% of the Common Stock outstanding; Robert Picow is the beneficial owner of 187,715 shares of Common Stock, representing 1.3% of the Common Stock outstanding; and Stanley Snyder is the beneficial owner of 753,611 shares of Common Stock, representing 5.5% of the Common Stock outstanding.

Item 5(b) of the Original Schedule 13D is hereby amended by deleting the first sentence of such Item 5(b) in its entirety and replacing such sentence to read in its entirety as follows:

By reason of its execution of the Voting Agreement, Hermes has the power to vote or to direct the vote of 7,233,369 shares of the Common Stock at any meeting of the stockholders of the Issuer, or any adjournment thereof, called with respect to consideration of the Voting Proposals. To the best of Hermes knowledge, except for the proxy delivered to Hermes pursuant to the Voting Agreement, each of the Majority Stockholders has the sole power to vote or to direct the vote and to dispose of all of the shares of Common Stock beneficially owned by such Majority Stockholder.

Item 5(c) of the Original Schedule 13D is hereby amended by deleting such Item 5(c) in its entirety and replacing Item 5(c) to read in its entirety as follows:

Pursuant to the Voting Agreement, on May 10, 2005, Hermes acquired the right to vote 7,233,369 shares of the Common Stock under certain circumstances. Except as set forth in this Item 5(c), neither Hermes nor, to the best of its knowledge, any of its executive officers or directors, has effected any transactions in the shares of Common Stock during the past 60 days. To the best of Hermes knowledge, except for execution of the Voting Agreement, none of the Majority Stockholders has effected any transactions in the shares of Common Stock during the past 60 days.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended by deleting such Item 6 in its entirety and replacing Item 6 to read in its entirety as follows:

On March 16, 2005, Hermes, the Issuer and Hermes Holding Company, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer, entered into a Merger Agreement providing for the Merger. That same day, Hermes and Steven Bettinger entered into a voting agreement providing for the grant by Mr. Bettinger to Hermes of an irrevocable proxy to vote the 3,817,767 shares of Common Stock beneficially owned by Mr. Bettinger at the meeting of the Issuer’s stockholders, or any adjournment thereof, to consider the Merger Agreement and the transactions contemplated thereby. On May 10, 2005 the Merger Agreement was amended to provide, among other things, for the issuance of the Preferred Stock to the members of Hermes upon consummation of the Merger. In addition, the voting agreement referred to above was replaced by a new Voting Agreement including all of the Majority Stockholders as parties thereto. In the Voting Agreement, each of the Majority Stockholders agreed to vote all of the shares of Common Stock beneficially owned by such stockholder, an aggregate of 7,233,369 shares of Common Stock, in favor of the Voting Proposals.

Copies of the March 16, 2005 Merger Agreement and voting agreement were filed as exhibits to the Original Schedule 13D. Copies of Amendment No. 1 to the Merger Agreement and the form of the new Voting Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Except as set forth or incorporated by reference in this Item 6, neither Hermes nor, to the best of its knowledge, any of its executive officers or directors, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:
Amendment No. 1, dated as of May 10, 2005, by and among Cenuco, Inc., Hermes Holding Company, Inc. and Hermes Acquisition Company I LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cenuco, Inc. with the Securities and Exchange Commission on May 10, 2005)

Exhibit 2:	Form of Voting Agreement and Irrevocable Proxy, dated as of May 10, 2005, among the Majority Stockholders and Hermes Acquisition Company I LLC

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       May 13, 2005

HERMES ACQUISITION COMPANY I LLC

By:	/s/ Joseph Falsetti
Joseph Falsetti
Manager

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Exhibit Index

Exhibit No.	Description of Exhibit

1
Amendment No. 1, dated as of May 10, 2005, by and among Cenuco, Inc., Hermes Holding Company, Inc. and Hermes Acquisition Company I LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cenuco, Inc. with the Securities and Exchange Commission on May 10, 2005)

2	Voting Agreement and Irrevocable Proxy, dated as of May 10, 2005, among the Majority Stockholders and Hermes Acquisition Company I LLC